SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 29, 2004

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated September 28, 2004, stating that Delmia Corp., a Dassault Systèmes company, has announced the latest version of its DELMIA product lifecycle management (PLM) solution for digital development of factory and production processes.

Delmia Corp. Announces Version 5 Release 14
of its Digital Manufacturing Solutions

New version focuses on collaboration and analysis

Auburn Hills Mich., USA - Sept. 28, 2004 - Delmia Corp., a Dassault Systemes company (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA), today announced the latest version of its DELMIA product lifecycle management (PLM) solution for digital development of factory and production processes.

The new DELMIA version is part of Dassault Systèmes’ Version 5, Release 14 (V5R14) PLM solutions, also announced today. DELMIA V5R14 delivers high performance for distributed manufacturing planning and validation with a robust and responsive digital environment to support enterprise PLM deployment.

DELMIA V5R14 offers an efficient collaborative workspace within the manufacturing community. Manufacturing engineers are now connected in a robust and secure multi-site environment, thus increasing communication and collaboration throughout the extended enterprise. Engineers now have more time to complete complex analysis and 3D-based detailing of manufacturing process plans, thus increasing their analytical capabilities, reducing further inefficiencies in their production planning and increasing their productivity.

DELMIA V5R14 supports a collaborative workspace between the engineering and manufacturing disciplines with new capabilities for integrated, common change management activities. This integration between the domains provides a more precise impact analysis to highlight manufacturing process plans that will be affected by changes within an associated (design) engineering definition, thereby reducing time to market and minimizing the cost of change later in the manufacturing process.

DELMIA V5R14 provides a collaborative workspace for the manufacturing planning and production execution disciplines. Industries, such as aerospace, can transition from traditional 2D-drawing, paper-based methods to digital, paperless business processes, including the delivery of work instructions directly to the shop-floor, with dynamic 3D work instructions. The consumption of product engineering data and engineering intent as well as their associativity within the manufacturing planning environment will replace the use of traditional methods and allow manufacturers to connect and to share the latest specifications and requirements captured within the DELMIA V5R14 suite of tools with the extended enterprise.

“With the DELMIA V5R14 release, we are continuing to implement our vision for collaborative manufacturing process planning,” said Philippe Charlès, CEO, Delmia Corp. “With the new capabilities that we are including in this release, planners will have powerful tools for streamlining processes that will enable them to get their products to the market more quickly and with improved cost efficiency.”

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About Delmia Corp.
Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about Delmia Corp. is available at http://www.delmia.com.

About Dassault Systèmes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes 3D PLM integrated solutions for product development (CATIA®, ENOVIA®, DELMIA®, SMARTEAM®), mainstream 3D product design tools (SolidWorks), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systèmes is available at http://www.3ds.com

Delmia Corp. Press Contact - US: Nancy Lesinski French & Rogers (for Delmia Corp.) +1 248 641 0044 n.lesinski@french-rogers.com	Dassault Systemes Press Contacts: Anthony Marechal (EMEA) +33 1 55 49 84 21 anthony_marechal@ds-fr.com	Dassault Systemes Investor Relation Contact: Harriet Keen Financial Dynamics +44 207 831 3113

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: September 29, 2004	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration